FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-108780
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 40 DATED APRIL 25, 2006
TO THE PROSPECTUS DATED JUNE 18, 2004
      This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 12 to the Prospectus, dated April 22, 2005, Supplement No. 14 to the Prospectus, dated May 19, 2005, Supplement No. 20 to the Prospectus, dated August 22, 2005, Supplement No. 28 to the Prospectus, dated November 22, 2005, Supplement No. 34 to the Prospectus, dated February 13, 2006, and Supplement No. 39 to the Prospectus, dated April 13, 2006. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
      The purposes of this Supplement are as follows:

•	to provide an update on the status of our public offering;

•	to describe a mortgage agreement entered into by a subsidiary of the Operating Partnership;

•	to describe the acquisition of a property located in Chicago, Illinois;

•	to provide information regarding the dividends recently declared by our board of directors for the month of May 2006;

•	to describe certain features related to our follow-on offering;

•	to describe revisions to our Dividend Reinvestment Plan; and

•	to describe revisions to our Share Redemption Program.
Status of the Offering
      As of April 20, 2006, we had received gross offering proceeds of approximately $347.1 million from the sale of 35,020,378 of our common shares, including approximately $6.2 million of gross proceeds related to the sale of 656,531 common shares pursuant to our dividend reinvestment plan. As of April 20, 2006, 165,636,154 common shares remained available for sale to the public pursuant to our initial public offering, exclusive of 19,343,469 common shares available under our dividend reinvestment plan.
Acquisition of Mortgage Debt by a Subsidiary of the Operating Partnership
      On April 18, 2006, Hines REIT 1515 S Street L.P., a wholly-owned subsidiary of the Operating Partnership, entered into a mortgage agreement with Metropolitan Life Insurance Company in the principal amount of $45.0 million. The loan bears interest at 5.68% per annum, matures and becomes payable on May 1, 2011 and is secured by 1515 S Street. Proceeds from this mortgage were used to pay down amounts outstanding under the Operating Partnership’s revolving credit facility.
      The mortgage agreement contains customary events of default, with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on the occurrence of debt and granting of liens and the maintenance of certain financial ratios. The Operating Partnership has executed a customary recourse carve-out guaranty of certain obligations under the mortgage agreement and the other loan documents.
Acquisition of 321 North Clark by the Operating Partnership
      On April 24, 2006, a wholly-owned subsidiary of the Operating Partnership acquired an office property located at 321 North Clark in the central business district of Chicago, Illinois. The seller, 321 North Clark Realty LLC, is a joint venture between an institution advised by JP Morgan Chase and an affiliate of Hines. The Hines affiliate owned a 5% equity interest in the seller and controlled its day-to-day operations. The affiliate received a promoted share of approximately $8.2 million of the distributed proceeds from the sale based on a return achieved in connection with the closing, none of which was borne by the Company.
      The contract purchase price for 321 North Clark was approximately $247.3 million, exclusive of transaction costs, financing fees and working capital reserves. The acquisition was funded by a $165.0 million term loan obtained from KeyBank National Association in connection with the acquisition, borrowings under our existing revolving credit facility with KeyBank National Association and proceeds from our public offering. The term loan is more fully described below. The purchase price for this acquisition was determined through negotiations between the seller and our Advisor. As a result of this acquisition, we owe our Advisor cash acquisition fees totaling approximately $1.2 million. The interest in the Operating Partnership represented by the Participation Interest will likewise increase as a result of this acquisition.
      Hines will serve as property manager for 321 North Clark. Under the terms of the property management agreement, the entity formed to acquire and hold 321 North Clark will be required to pay Hines a property management fee equal to the lesser of 2.5% of the annual gross revenues received from the property or the amount of property management fees recoverable from tenants of the property under their leases. This entity will also be required to pay a leasing fee of 1.5% of gross revenues payable over the term of each executed lease including any lease renewal, extension, expansion or similar event and certain construction management and re-development construction management fees, in the event Hines renders such services.
      We currently have no plans for material renovations or other capital improvements at the property and we believe the property is suitable for its intended purpose and adequately covered by insurance. The cost of 321 North Clark (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis. We believe the property offers several competitive advantages, including its landmark presence in a central river-front location near the heart of the River North entertainment, retail and residential center of Chicago.
      The property consists of a 35-story office building and a parking structure that were constructed in 1987. The building contains 896,502 square feet of rentable area and is approximately 94% leased. The American Bar Association leases 225,555 square feet, or approximately 25% of the property’s rentable area, under a lease that expires in June 2019. Foley & Lardner LLP, a legal firm, leases 211,546 square feet, or approximately 24% of the property’s rentable area, under a lease that expires in April 2018. Mesirow Financial, a diversified financial services firm, leases 184,241 square feet, or approximately 21% of the property’s rentable area, under a lease that expires in December 2009. The balance of 321 North Clark is leased to 18 tenants, none of which leases more than 10% of property’s rentable area.
      The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the property during the past five years ended December 31:

		Average Effective
	Weighted	Annual Gross
	Average	Rent per Leased
Year	Occupancy	Sq. Ft.(1)

2001	96.3%	$13.81
2002	80.3%	$19.29
2003	50.0%	$16.35
2004	67.9%	$17.94
2005	85.3%	$19.85

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s cash-basis total rent revenue (excluding operating expense recoveries in excess of each tenant’s base year component), by the weighted average square footage under lease during such year.

      The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2006 through 2015 for 321 North Clark. The table shows the approximate leasable square feet represented by the applicable lease expirations:

		Gross Leasable Area

	Number of	Approximate	Percent of Total
Year	Leases	Square Feet	Leasable Area

2006	3	6,335	0.7%
2007	—	—	—
2008	2	7,161	0.8%
2009	3	212,758	23.7%
2010	1	48,097	5.4%
2011	5	20,718	2.3%
2012	1	22,493	2.5%
2013	1	13,334	1.5%
2014	1	12,834	1.4%
2015	2	25,994	2.9%
Description of Debt Related to the Acquisition of 321 North Clark
      In connection with the acquisition of 321 North Clark, on April 24, 2006 the Operating Partnership entered into a term loan agreement with KeyBank National Association in the principal amount of $165.0 million. The loan has a term of 120 days and matures and becomes payable on August 22, 2006. The purpose of the loan is to provide bridge financing to fund a portion of the acquisition costs for 321 North Clark. The loan agreement allows for borrowing at a variable rate or on a short-term basis at a LIBOR based rate plus a spread of 120 basis points, at the election of the Operating Partnership. The interest rate on this loan is currently 6.33% per annum. The loan is secured by the Operating Partnership’s interest in its wholly owned subsidiary formed to hold 321 North Clark and its non-managing general partnership interest in the Core Fund, and by its direct equity interest in any entity it invests in that directly or indirectly holds real property assets, subject to certain exceptions and limitations. The loan agreement also contains customary events of default, with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and the granting of liens and the maintenance of certain financial ratios. Hines REIT has unconditionally guaranteed payment and performance by the Operating Partnership of its obligations under the term loan agreement and the other loan documents.
Dividends Declared by Hines REIT’s Board of Directors
      On April 24, 2006, our board of directors declared dividends for the month of May 2006. The declared dividends will be calculated based on shareholders of record each day during such month and will equal a daily amount that, if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a share price of $10.00. These dividends will be aggregated and paid in cash in July 2006.
Follow-on Offering
      On April 25, 2006, we filed a pre-effective amendment to the registration statement we had previously filed with the Securities and Exchange Commission for a follow-on public offering of $2,200,000,000 of our common shares (including $200,000,000 in shares to be issued pursuant to our dividend reinvestment plan). We expect to commence this follow-on offering after the completion of our current offering, which we expect will terminate on June 18, 2006. In the pre-effective amendment, we disclosed that we currently plan to offer shares to the public in our follow-on offering at an initial price of $10.40 per share.
      The determination of this new offering price of our shares by our board of directors is subjective and was primarily based on (i) the estimated per share net asset value of the Company as determined by our management, plus (ii) the commissions, dealer manager fee and estimated costs associated with our follow-on offering. Our management estimated the per share net asset value of the Company using appraised values of our real estate assets determined by independent third party appraisers, as well as estimates of the values of our other assets and liabilities as of December 31, 2005, and then making various adjustments and estimations in order to account for our operations and other factors occurring or expected to occur between December 31, 2005 and the commencement of our follow-on offering. In addition, our board of directors also considered our historical and anticipated results of operations and financial condition, our current and anticipated dividend payments, yields and offering prices of other real estate companies substantially similar to us, our current and anticipated capital and debt structure, and our management’s and Advisor’s recommendations and assessment of our prospects and expected execution of our investment and operating strategies. Both our real estate appraisals and the methodology utilized by our management in estimating our per share net asset value were based on a number of assumptions and estimates which may or may not be accurate or complete. No liquidity discounts or discounts relating to the fact that we are currently externally managed were applied to our estimated per share valuation, and no attempt was made to value Hines REIT as an enterprise. Likewise, the valuation was not reduced by potential selling commissions or other costs of sale, which would impact proceeds in the case of a liquidation. The offering price of our shares may not be indicative of the price our shareholders would receive if our shares were actively traded or if we were liquidated. Moreover, since the estimated per share net asset value of the Company was increased by certain fees and costs associated with our follow-on offering, the proceeds received from a liquidation of our assets would likely be substantially less than the offering price of our shares.
      We also disclosed that, effective with the commencement of our follow-on offering, the redemption price of shares purchased pursuant to our share redemption program will be increased to $9.36 per share from our current redemption price of $9.00 per share. Additionally, also effective with the commencement of our follow-on offering, dividends reinvested in our common shares through participation in our Dividend Reinvestment Plan will be reinvested at a price of $9.88 per share, an increase from the current price of $9.50 per share.
Dividend Reinvestment Plan
      Our board of directors recently approved the following amendments to our Dividend Reinvestment Plan, to be effective as of the commencement of our follow-on offering:

•	The Company will not pay any selling commissions in connection with shares registered in our follow-on offering that are issued under our Dividend Reinvestment Plan.

•	Effective as of the commencement of the follow-on offering, participants in our Dividend Reinvestment Plan will acquire shares at a fixed price of $9.88 per share rather than at the current price of $9.50 per share. Therefore, we expect that shares issued under the plan in connection with dividends declared for April and May 2006, and (if declared) June 2006, which will be aggregated and paid in July 2006, will be issued at this revised price of $9.88 per share.

•	Our Dividend Reinvestment Plan was also clarified to provide that participation in the plan shall continue in the event shares issued under the plan are registered under a new registration statement or our board of directors changes the purchase price for shares issued under the plan unless the participant elects to terminate his or her participation in accordance with the terms of the plan after receiving the prospectus contained in such new registration statement or written notice of any such price change.
Share Redemption Program
      As described above, our board of directors increased the per share redemption price under our share redemption program to $9.36 per share, effective for shares redeemed after the commencement of our follow-on offering. We currently expect our follow-on offering to commence before we expect to redeem additional shares under our share redemption program.